FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of September 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









                               HSBC HOLDINGS PLC
                               BOARD APPOINTMENT

Gwyn Morgan (60) has been appointed a Director of HSBC Holdings plc with effect from 1 October 2006.

Mr Morgan, an independent non-executive Director, was Founding President and Chief Executive Officer of EnCana Corporation. He is currently Vice-Chairman. He is also a Director of SNC-Lavalin Group Inc. and Alcan Inc. He is former President, Chief Executive Officer and Director of Alberta Energy Company Limited.

There is no other information relating to the appointment of Mr Morgan required to be disclosed in relation to Listing Rule 9.6.13(2) to (6).

A brief biography for Mr Morgan follows:

                                  Gwyn Morgan

Gwyn Morgan has been appointed to the Board as an independent non-executive Director of HSBC Holdings plc with effect from 1 October 2006.

Mr Morgan was Founding President and Chief Executive Officer of EnCana Corporation. In January 2006, he retired as Chief Executive Officer to assume the post of Vice-Chairman. He is a Director of SNC-Lavalin Group Inc., and Alcan Inc. He is a member of the Board of Trustees of The Fraser Institute and the Energy Advisory Board of Accenture Limited. He is a former independent non-executive Director of HSBC Bank Canada.

He joined EnCana Corporation's predecessor Alberta Energy Company Limited (AEC) in 1975. He was responsible for drilling the wells which resulted in AEC's first production and was head of the Oil and Gas Division until his appointment as President, Chief Executive Officer and Director in 1994. In 2002, he led the merger of two of Canada's largest oil and gas firms to create EnCana Corporation.

Mr Morgan is a petroleum engineering graduate of the University of Alberta. He has post graduate qualifications including the executive business programme of Cornell University in New York State. He is a Fellow of The Canadian Academy of Engineering. In 2005, he was recognised as Canada's chief executive officer of the year^ and was also voted Canada's most respected chief executive officer^^.

He is married and has one daughter. In his spare time he enjoys cross-training, cycling, kayaking and ski-ing.
_____________________________________________________________________
Footnotes:

^ Canada's Outstanding CEO of the Year award programme, founded by The Caldwell
  Partners.

^^ The 11th Annual Canada's Most Respected Corporations Survey sponsored by KPMG and conducted by Ipsos Reid.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 September 2006